Exhibit 3.1

PROMISSORY NOTE

(this "Note")

Borrower:	Tocca Life Holdings Inc 2180 N. Park Ave, Unit 200 Winter Park, FL 32789 (the "Borrower")

Borrower:	Tocca Life Holdings Inc 2180 N. Park Ave, Unit 200 Winter Park, FL 32789 (the "Lender")

Principal Amount:	$2,000,000.00 USD

1.	FOR VALUE RECEIVED, The Borrower promises to pay to the Lender at such address as may be provided in writing to the Borrower, the principal sum of $2,000,000.00 USD, with interest payable on the unpaid principal at the rate of 8.00 percent per annum, calculated monthly not in advance, beginning on February 28, 2023.

2.	This Note will be repaid in full on February 28, 2027.

3.	At any time while not in default under this Note, the Borrower may pay the outstanding balance then owing under this Note to the Lender without further bonus or penalty.

4.	The Borrower shall be liable for all costs, expenses and expenditures incurred including, without limitation, the complete legal costs of the Lender incurred by enforcing this Note as a result of any default by the Borrower and such costs will be added to the principal then outstanding and shall be due and payable by the Borrower to the Lender immediately upon demand of the Lender.

5.	If any term, covenant, condition or provision of this Note is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Note will in no way be affected, impaired or invalidated as a result.

6.	This Note will be construed in accordance with and governed by the laws of the State of Florida.

7.	This Note will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the Borrower and the Lender. The Borrower waives presentment for payment, notice of non-payment, protest, and notice of protest.

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